UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Qilian International Holding Group Ltd.

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

Qilian Internationl Holding Group Ltd. (the “Company”) held an extraordinary meeting of shareholders (the “EGM”) at 9:00 a.m. ET on October 18, 2024 at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC. Shareholders of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”) voted by proxy or at the meeting. Holders of 3,398,092 out of a total of 4,826,480 Class A Ordinary Shares issued and outstanding, and holders of 2,400,000 out of a total of 2,400,000 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy. More than one-third (1/3) of the Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class, entitled to vote at the EGM are represented in person or by proxy, and a quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to fifty (50) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

The following constitutes the number of votes voted with respect to the approval and ratification of the following share consolidation:

(i) the consolidation of the Company’s authorized share capital, at a ratio of five-for-one, from US$833,335 divided into 350,000,000 class A ordinary shares of par value of US$0.00166667 each, 100,000,000 class B ordinary shares of par value of US$0.00166667 each, and 50,000,000 preferred shares of par value of US$0.00166667 each to US$833,335 divided into 70,000,000 class A ordinary shares of par value of US$0.00833335 each (the “Class A Ordinary Shares”), 20,000,000 class B ordinary shares of par value of US$0.00833335 each (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) and 10,000,000 preferred shares of par value of US$0.00833335 each (the “Preferred Shares”) with effect from June 21, 2024;

(ii) the consolidation of all the 23,750,000 issued class A ordinary shares of par value of US$0.00166667 each in the capital of the Company into 4,826,480 issued Class A Ordinary Shares (all fractional shares resulting from the consolidation were rounded up to the nearest whole number) and the consolidation of all the 12,000,000 issued class B ordinary shares of par value of US$0.00166667 each in the capital of the Company into 2,400,000 issued Class B Ordinary Shares with effect from June 21, 2024, and no change in the number of issued and outstanding Preferred Shares as no Preferred Shares are issued and outstanding; and

(iii) the consolidation of the 326,250,000 authorized but unissued class A ordinary shares of par value of US$0.00166667 each in the capital of the Company into 65,173,520 authorized but unissued Class A Ordinary Shares (additional shares were issued as a result of the consolidation as all fractional shares were rounded up to the nearest whole number), 88,000,000 authorized but unissued class B ordinary shares of par value of US$0.00166667 each in the capital of the Company into 17,600,000 authorized but unissued Class B Ordinary Shares, and 50,000,000 authorized but unissued preferred shares of par value of US$0.00166667 each into 10,000,000 Preferred Share with effect from June 21, 2024;

For	Against	Abstain
123,491,278	17,451	4,975

Accordingly, the Share Consolidation has been approved and ratified.

2.	The following constitutes the votes with respect to that the approval of theincrease of the authorized number of Class A Ordinary Shares of the Company to 5,000,000,000, with the Company’s authorized share capital to be increased accordingly from US$833,335 divided into 70,000,000 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 10,000,000 Preferred shares to US$41,916,750.50, divided into 5,000,000,000 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 10,000,000 Preferred Shares (the “Increase of Authorized Class A Ordinary Shares and Authorized Share Capital”);

For	Against	Abstain
123,408,039	8,716	252

Accordingly, the Increase of Authorized Class A Ordinary Shares and Authorized Share Capital has been approved.

3.	The following constitutes the votes with respect to the approval of the change of Company’s name to BGM Group Ltd 博美集团有限公司 (the “Change of Name”);

For	Against	Abstain
123,501,614	6,606	5,485

Accordingly, the Change of Name has been approved and adopted.

4. The following constitutes the votes with respect to the approval of the following changes of the rights, respectively, that, (collectively, the “Changes of Rights”):

(i) as as a special resolution of the holders of Class A Ordinary shares to approve no right of each of Class A Ordinary Shares to be converted into Class B Ordinary Shares and the increase of the voting rights attached to each Class B Ordinary Shares to one hundred (100) votes on any and all matters on a poll at any general meeting of the Company;

For	Against	Abstain
3,407,498	8,747	763

(ii) as a special resolution of the holders of Class B Ordinary shares to approve the increase of the voting rights attached to each Class B Ordinary Share to one hundred (100) votes on any and all matters on a poll at any general meeting of the Company and that the Class B Ordinary Shares can only be issued to the directors of the Company, the holders of the existing shares in the Company’s share capital, or entities that are wholly owned by such directors of the Company or holders of the existing shares in the Company’s share capital.

For	Against	Abstain
120,000,000	0	0

Accordingly, the Changes of Rights has been approved and adopted.

5. The following constitutes the votes with respect to the approval that the second amended and restated memorandum of association of the Company adopted by a special resolution passed on April 19, 2024 and made effective on April 29, 2024  be amended and restated by the deletion in their entirety and by the substitution in their place of the third amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the “Amended M&AA”) to reflect, inter alias, the Share Consolidation, the Increase of Authorized Class A Ordinary Shares and Authorized Share Capital, the Change of Name, and the Changes of Rights to the extent each is effected;

For	Against	Abstain
123,408,044	8,712	252

Accordingly, the Amended M&AA has been approved and adopted.

6. As an ordinary resolution, to adjourn the Extraordinary Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Authorization to Adjourn the Meeting”).

For	Against	Abstain
123,489,001	19,692	5,012

Accordingly, the Authorization to Adjourn the Meeting has been approved.

The board of directors has unanimously approved that the effective date of the Share Consolidation, the Increase of Authorized Class A Ordinary Shares and Authorized Share Capital, the Change of Name, the Change of Rights and the Amended M&AA is October 18, 2024.

Exhibit

No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Associate, adopted and made effective on October 18, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2024

Qilian International Holding Group Ltd.

By:	/s/Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer (Principal Executive Officer)